Exhibit 99.19
Qualified Persons’ Certificates
Patrick R Stephenson
I, Patrick R. Stephenson, BSc (Hons), P.Geo, FAusIMM (CP), MCIM, FAIG, as an author of this report entitled “Pueblo Viejo Gold Project, Dominican Republic, Technical Report,” dated 29 March, 2011, prepared for Pueblo Viejo Dominicana Corporation, Barrick Gold Corporation and Goldcorp Inc, do hereby certify that:
1.	I am Principal Geologist, Regional Manager and Director of AMC Mining Consultants (Canada) Ltd located at Suite 1330, 200 Granville Street, Vancouver, BC, V6C 1S4, Canada.

2.	This certificate applies to the technical report “Pueblo Viejo Gold Project, Dominican Republic, Technical Report”, dated 29 March, 2011 (the “Technical Report”).

3.
I graduated with a BSc (Hons) in Geology from the University of Aberdeen, Scotland in 1971. I am a member of Professional Engineers and Geoscientists of British Columbia, Fellow of The Australasian Institute of Mining and Metallurgy (Chartered Professional), a Member of the Canadian Institute of Mining, Metallurgy and Petroleum, and a Fellow of the Australian Institute of Geoscientists. I have worked as a geologist for a total of 40 years since my graduation from university.

4.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Pueblo Viejo Project on 18 March 2008 for two days and on 14 March 2011 for three days.

6.
I am responsible for the preparation of Sections 1 to 16 except for the mineral reserves component of Section 14, Section 17 apart from the Mining component, Section 18 and 22 and, jointly with Mr. Herbert A. Smith, Sections 19 and 20 and the Executive Summary of the Technical Report.

7.	I am independent of Goldcorp Inc. and Barrick Gold Corporation.

8.
I was involved in the preparation of a Technical Report on the Pueblo Viejo project entitled “Pueblo Viejo Gold Project, Dominican Republic Technical Report, Goldcorp Inc”, dated 1 May 2008 prepared on behalf of Goldcorp Inc.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 29th day of March 2011.

(“Patrick R. Stephenson”) Patrick R. Stephenson, P.Geo